Exhibit 12

PL CAPITAL VOTES TO WITHHOLD SUPPORT FOR MAGYAR BANCORP, INC.
CHAIRMAN JOSEPH J. LUKACS, JR. AND CALLS FOR HIM TO RESIGN AS
CHAIRMAN OF THE BOARD

MARCH 11, 2011  PR Newswire/ — The PL Capital Group announced today that it has withheld its votes from the election of Joseph J. Lukacs, Jr. at the upcoming annual meeting of Magyar Bancorp, Inc. (Nasdaq: MGYR), currently scheduled for March 16, 2011.  Mr. Lukacs, age 69, is currently the Chairman of Magyar and a retired dentist.  He has been on the board of Magyar or its predecessor bank since 1976.

PL Capital is also publicly requesting that Mr. Lukacs step down as Chairman of the Board of Magyar and its wholly-owned subsidiary, Magyar Bank.  “Mr. Lukacs should take responsibility for the significant losses incurred by Magyar and its shareholders during his tenure by resigning as Chairman.  If he refuses to step down voluntarily, the board should evidence its independence by not re-electing him as Chairman,” noted PL Capital principal Richard Lashley.

“Mr. Lukacs and the Magyar management team have claimed for several years to be open to all strategic alternatives to restore shareholder value, yet they have failed to do so.  It is time for a new Chairman to step in and accomplish what Mr. Lukacs seems incapable or unwilling to do,” added PL Capital principal John Palmer.

The PL Capital Group is Magyar’s largest outside shareholder. It currently owns 418,468 shares or over 16% of the shares held by the public, excluding shares held by Magyar Bancorp, MHC.

Contacts:	Richard Lashley	John Palmer
	PL Capital, LLC	PL Capital, LLC
	(973) 360-1666	(630) 848-1340